Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

NOTICE TO THE MARKET

São Paulo, November 12, 2021 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 / NYSE: SUZ) hereby informs its shareholders and the market in general that  the Brazilian National Biosafety Technical Commission (CTNBio) has approved on November 11 Suzano’s new herbicide tolerant genetically modified (GM) eucalyptus for commercial use. The new technology was developed by FuturaGene, a wholly-owned subsidiary of Suzano.

The new technology imbues tolerance to the herbicide glyphosate which has been widely used in the forestry sector for over 30 years in the early stages of plantation establishment. The technology will enable more efficient use of the product, reducing input costs and carbon footprint,  as well as creating better conditions for field workers. Damage reduction to young trees through herbicide tolerance on eucalyptus is expected to enhance productivity in the field at a time when the world demand for renewable products, such as wood, is growing significantly.

The technology was evaluated and approved by CTNBio after extensive, multi-year testing and risk assessment to ensure that the modified plants posed no risks to human and animal health or the environment. The decision by CTNBio reinforces the Company’s commitment to excellence in research and the highest safety and ethical standards as set out in Suzano’s GM tree policy (available at its Investor Relations website), and based on Suzano’s forest management practices.

Following the CTNBio approval, the modified herbicide tolerant eucalyptus will now be merged into Suzano’s conventional breeding programs, to extend the field testing over different geographies as with conventional varieties to ensure its suitability for ultimate commercial deployment.

The development of this technology is part of Suzano's strategy to combine innovation and sustainability as well as to share value with its stakeholders. After larger scale-testing, Company’s forestry partners, including small landowners, will have royalty-free access to the technology under terms of current contracts, as they do with conventional clones.

Through this Notice to the Market the Company reiterates its commitment to transparency towards its investors and the market in general.

São Paulo, November 12, 2021.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer